3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

215.981.4000

Fax 215.981.4750

Lisa D. Zeises

direct dial: (215) 981-4722

zeisesl@pepperlaw.com

June 15, 2012

Via EDGAR

Filing Desk U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:          Touchstone Investment Trust

Registration Statement on Form N-14

Ladies and Gentlemen:

Touchstone Investment Trust (the “Trust”) is hereby transmitting for filing a registration statement on Form N-14 (the “Registration Statement”) under the Securities Act of 1933 (the “1933 Act”) to register shares of beneficial interest (the “Shares”) of the Touchstone High Yield Fund and the Touchstone Core Bond Fund, each a series of the Trust (each an “Acquiring Fund” and collectively, the “Acquiring Funds”).

It is anticipated that the Shares would be issued to shareholders of the Fifth Third High Yield Bond Fund and Fifth Third Total Return Bond Fund, each a series of Fifth Third Funds (each an “Acquired Fund” and collectively, the “Acquired Funds”), in connection with (a) the proposed reorganization of the Fifth Third High Yield Bond Fund into the Touchstone High Yield Fund and (b) the proposed reorganization of the Fifth Third Total Return Bond Fund into the Touchstone Core Bond Fund, pursuant to an Agreement and Plan of Reorganization (“Agreement”). The Agreement is subject to the requisite approval of each Acquired Fund’s shareholders at a meeting to be held in September 2012.

In view of the considerations set forth in North American Security Trust SEC No-Action Letter (Pub. Avail. August 5, 1994), the Trust has determined that each Acquiring Fund is the appropriate accounting survivor in each reorganization. With respect to each reorganization, the Trust has compared the following factors: the investment adviser of each Fund; investment objectives, policies and restrictions of each Fund; expense structures and expense ratios of each Fund; asset size of each Fund; and portfolio composition of each Fund. The Trust considered that Touchstone Advisors and Fort Washington Investment Advisors, Inc. would serve as the investment adviser and sub-adviser, respectively, to each surviving fund after the reorganizations. With respect to each reorganization, the Trust considered that the surviving

U.S. Securities and Exchange Commission

June 15, 2012

fund would have the same investment objectives, policies and restrictions as the Acquiring Fund after the reorganization. With respect to each reorganization, the Trust considered that the surviving fund would have substantially the same expense structure as that of the Acquiring Fund after the reorganization. Based on the foregoing factors, among others, the Trust has concluded that each Acquiring Fund is the appropriate accounting survivor in each reorganization.

Pursuant to Rule 488 under the 1933 Act, it is proposed that this filing will become effective on July 16, 2012.

If you have any questions regarding the Registration Statement, please contact the undersigned at 215.981.4722 or John M. Ford at 215.981.4009.

Very truly yours,

/s/ Lisa D. Zeises

Lisa D. Zeises

cc: Joseph G. Melcher

      John M. Ford, Esq.